Exhibit 99.1

CANOPY GROWTH CORPORATION ANNOUNCES OFFERING OF C$400.0 MILLION OF
CONVERTIBLE SENIOR NOTES DUE 2023

June 13, 2018

Smiths Falls, Ontario – Canopy Growth Corporation (TSX: WEED) (NYSE:CGC) (“Canopy
Growth” or the “Company”) announced today that it proposes to offer C$400.0 million aggregate principal amount of convertible senior notes due 2023 (the “notes”), subject to market conditions and other factors. The notes are to be offered and sold to qualified institutional buyers pursuant to Rule
144A under the Securities Act of 1933, as amended (the “Act”), and outside the United States to
non-U.S. persons in compliance with Regulation S under the Act. The notes will be sold to accredited investors in Canada pursuant to an exemption from the prospectus requirements of Canadian securities laws. Canopy Growth also intends to grant to the initial purchasers of the notes an option to purchase up to an additional C$60.0 million aggregate principal amount of notes.

The notes will be general unsecured, senior obligations of Canopy Growth and interest will be payable semi-annually.

The notes will mature on July 15, 2023, unless earlier converted, redeemed or repurchased in accordance with their terms prior to such date. Prior to January 15, 2023, the notes will be convertible at the option of holders only upon satisfaction of certain conditions and during certain periods, and thereafter, at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the notes may be settled in cash, common shares of Canopy Growth or a combination of cash and common shares of Canopy Growth, at the election of Canopy Growth.

Canopy Growth may not redeem the notes prior to July 20, 2021, except in the event of certain changes in Canadian tax law. Canopy Growth may redeem for cash all or any portion of the notes, at its option, on or after July 20, 2021 if the last reported sale price of Canopy Growth’s common shares for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on the trading day immediately preceding the date on which Canopy Growth provides notice of redemption has been at least 130% of the conversion price then in effect on each such trading day.
Redemptions of notes in either case shall be at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

If Canopy Growth undergoes a fundamental change, holders of the notes will have the right to require Canopy Growth to repurchase for cash all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. Canopy Growth will also be required, in certain circumstances, to increase the conversion rate for a holder who elects to convert its notes in connection with certain corporate events or during the related redemption period.

Canopy Growth expects to use the net proceeds from the offering of the notes for supporting expansion initiatives and general corporate purposes, including working capital requirements.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities (including any common shares of Canopy Growth into which the notes are convertible) and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offers of the notes will be made only by means of a private offering memorandum.

The notes and any common shares of Canopy Growth issuable upon conversion of the notes have not been registered under the Act or any state securities laws, or qualified for distribution by prospectus in Canada, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements, or sold in Canada absent an exemption from the prospectus requirements of Canadian securities laws.

Here’s to Future Growth.

Contact:

Caitlin O’Hara

Media Relations

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director

Bruce Linton

tmx@tweed.com

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Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release.

Examples of such statements include statements with respect to the anticipated pricing and completion of the notes offering; the planned used of proceeds from the notes offering; and the final terms of the notes offering. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including whether or not the Company will offer the notes or consummate the offering, the final terms of the offering, prevailing market conditions, the anticipated principal amount of the notes, which could differ based upon market conditions, the anticipated use of the proceeds of the offering, which could change as a result of market conditions or for other reasons, the impact of general economic, industry or political conditions in Canada, the United States or internationally as well as such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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